UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2019

Golar LNG Partners LP
(Translation of registrant’s name into English)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2019

Highlights

•	Exclusive of its interest in FLNG Hilli Episeyo, Golar LNG Partners LP (“Golar Partners” or “the Partnership”) generated operating income of $25.9 million for the first quarter of 2019.

•	After accounting for $16.5 million of non-cash interest rate swap losses, the Partnership reported a net loss attributable to unit holders of $15.0 million for the first quarter.

•	Generated distributable cash flow[1] of $28.8 million for the first quarter resulting in a distribution coverage ratio[1] of 1.01.

•	Charterers of FSRU Golar Igloo exercised their option to extend charter for 1-year.

•	Charterers of the LNG carrier Golar Grand exercised their option to extend charter by 1-year.

•	Commenced commissioning of FSRU Golar Freeze offshore Jamaica.

Subsequent Events

•	FSRU Golar Freeze received final payment from former charterer and initiated operations for new charterer at full FSRU rate.

•	Declared a distribution for the first quarter of $0.4042 per unit.

Financial Results Overview
Golar Partners reports a net loss attributable to unit holders of $15.0 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $25.9 million for the first quarter of 2019 (“the first quarter” or “1Q”), as compared to a net loss attributable to unit holders of $19.0 million and operating income of $31.8 million for the fourth quarter of 2018 (“the fourth quarter” or “4Q”) and net income attributable to unit holders of $14.8 million and operating income of $26.1 million for 1Q 2018.

Consolidated GAAP Financial Information
(in thousands of $)	Q1 2019	Q4 2018	Q1 2018
Total Operating Revenue	69,910	80,003	74,214
Vessel Operating Expenses	(16,810)	(15,869)	(16,360)
Voyage and Commission Expenses	(1,858)	(3,981)	(2,887)
Administrative Expenses	(3,866)	(4,669)	(3,252)
Operating Income	25,936	31,843	26,066
(Losses)/Gains on Derivative Instruments	(13,967)	(26,168)	10,235
Net (Loss)/Income attributable to Golar LNG Partners LP Owners	(14,998)	(18,969)	14,755

Non-GAAP Financial Information[1]
(in thousands of $)	Q1 2019	Q4 2018	Q1 2018
Interest Income	1,323	1,257	3,482
Interest Expense	(28,992)	(29,670)	(20,314)

Adjusted Net Debt	1,588,162	1,578,191	1,084,532

1 Refer to 'Appendix A - Non-GAAP financial measures'.
2 Refer to 'Appendix B - Segment Information'

Segment Information[2]
	Q1 2019				Q4 2018				Q1 2018
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	Total
Total Operating Revenues	53,405	16,505	26,018	95,928	62,519	17,484	26,018	106,021	62,547	11,667	74,214
Voyage and Commission Expenses	(1,124)	(734)	(180)	(2,038)	(3,240)	(741)	221	(3,760)	(1,517)	(1,370)	(2,887)
Vessel Operating Expenses	(11,793)	(5,017)	(5,953)	(22,763)	(9,981)	(5,888)	(4,785)	(20,654)	(11,080)	(5,280)	(16,360)
Administrative Expenses	(2,377)	(1,489)	(308)	(4,174)	(2,905)	(1,764)	(243)	(4,912)	(2,001)	(1,251)	(3,252)
EBITDA	38,111	9,265	19,577	66,953	46,393	9,091	21,211	76,695	47,949	3,766	51,715
* Administrative expenses are allocated to the FSRU and LNG carrier segment based on the number of vessels.
** Relates to the attributable earnings of our investment in Golar Hilli LLC (“Hilli LLC”) had we consolidated its 50% of the Hilli common units.

Total operating revenues including the Partnership's effective share of operating revenues from FLNG Hilli Episeyo decreased from $106.0 million in 4Q to $95.9 million in 1Q. Of the $10.1 million decrease, $9.3 million is related to a reduction in revenue recognized in respect of the FSRU Golar Igloo as a result of its scheduled winter downtime. Utilization of the LNG carrier Golar Mazo also fell from 100% in 4Q to 56% in 1Q. Together with lower charter rates, this contributed to a $1.9 million reduction in revenues from this vessel. Two fewer days in the quarter also negatively impacted revenue. Mitigating these reductions was $2.0 million of commissioning hire billed from January 11 in respect of the FSRU Golar Freeze and an additional $1.4 million of revenue in respect of Methane Princess which was on hire throughout the quarter, having spent 20 days of 4Q in scheduled drydock.
Voyage and commission expenses decreased by $1.7 million, $1.9 million of which is attributable to reduced bunker consumption from the Golar Freeze which repositioned from Dubai to Jamaica during 4Q. Partly offsetting this was additional bunker consumption incurred by the Golar Mazo during idle waiting time and by FSRU Golar Igloo during its 5-year scheduled drydock.
Vessel operating costs increased by $2.1 million from $20.7 million in 4Q to $22.8 million in 1Q as a result of post drydock storing up of the FSRU Golar Igloo together with additional crew taxes and repairs and maintenance in respect of FLNG Hilli Episeyo. A true-up of management fee recharges in the previous quarter resulted in a $0.7 million reduction in administrative expenses from $4.9 million in 4Q to $4.2 million in 1Q.
Both interest income and interest expense were in line with 4Q.
Interest rate swap losses following a further decrease in 2-5 year interest swap rates contributed to a $14.0 million 1Q loss on derivative instruments, compared to a 4Q loss of $26.2 million.
As a result of the foregoing, 1Q distributable cash flow1 decreased $5.6 million to $28.8 million compared to $34.4 million in 4Q. As anticipated, the distribution coverage ratio1 decreased, from 1.20 in 4Q to 1.01 in 1Q.
Commercial Review
China's decision to pull LNG purchases forward into 4Q18 to avoid gas shortages together with a mild winter in Asia resulted in elevated LNG inventory levels in key Asian markets into 1Q19. Together with the ramping up of new LNG supply, this suppressed global LNG prices which reached 3-year lows, and eliminated inter-basin trading opportunities. At quarter end, LNG was trading at around 6% of Brent oil, well below energy parity. In the absence of trading opportunities, a smaller proportion of US volumes ended up in Asia and Yamal volumes stayed in Europe. Ton-miles and rates fell as a result. The decline in vessel rates that began in December 2018 therefore continued throughout 1Q, with spot steam turbine vessel rates reaching $24,000 by the end of March.
Low LNG prices have once again made coal-to-gas switching economically attractive with prices appearing to find solid support in the low-to-mid $4/mmbtu range. Shipping rates achieved so far in 2Q 2019 have been weaker than 1Q however near-term sentiment is improving and rates and activity have commenced their seasonal recovery. The strong contango in the gas market with forward prices of $9/mmbtu being quoted for December also supports a strong shipping recovery. 2019 vessel demand growth of 15% is expected against supply growth of 9%. Further vessel demand growth of 14% is expected in 2020 with supply growth again lagging at 9%. Leading brokers continue to forecast a 10+ vessel shortfall at the end of 2019, increasing to more than 20 at the end of 2020. Rates are expected to reflect this from 2H 2019 and remain strong for the next two years. This has resulted in a significant increase in requests for medium to long-term coverage from charterers.

1 Refer to 'Appendix A - Non-GAAP financial measures'.
2 Refer to 'Appendix B - Segment Information'

Charterers of the carrier Golar Grand exercised the first of their one-year extension options. The option rate between May 2019 and May 2020 will represent a material improvement on the initial 2-year rate. Offsetting this will be more volatile near-term earnings in respect of carriers Golar Maria and Golar Mazo. Golar Maria completed her charter in early May and is now employed on a short-term voyage charter. Golar Mazo, which completed a voyage charter during the quarter subsequent to its multi-month employment, is now in commercial waiting time.
FSRU Golar Freeze arrived offshore Jamaica on December 11. Commissioning hire accrued from 11 January and hire at the full FSRU rate under its new 15-year charter commenced in April, coinciding with the end of charterhire receipts in respect of the vessel's prior contract.
The FSRU Golar Igloo completed its scheduled 5-year drydock during the Kuwait winter downtime period ahead of commencing its 6th annual regas season on February 25. The vessel will remain in service until December 31. Charterers, KNPC, have previously indicated that further contract extensions will be subject to a competitive bidding process and as such, the Partnership looks forward to bidding for a further contract extension later in the year.
Operational Review
FSRU Golar Igloo used the scheduled winter downtime period to complete its 5-year scheduled drydock. Modifications were also initiated to increase the nameplate capacity of the FSRU from 750MMscf/day to 900MMscf/day with additional redundancy that will allow over 1bcf/day. These will be completed in early 2020. Six days of off-hire was also incurred during 1Q in respect of the Golar Maria for a scheduled interim survey.

The only outstanding drydock scheduled for 2019 is for Golar Mazo. In addition to routine drydock works, certain modifications that would make the vessel compatible with more terminals are being considered.

In line with 4Q, fleet utilization of 86% was recorded for 1Q.

Financing and Liquidity
As of March 31, 2019 Golar Partners had cash and cash equivalents of $74.4 million. Including the Partnership's $447 million share of debt in respect of FLNG Hilli Episeyo, total Adjusted Net Debt1 as at March 31, 2019 was $1,588.2 million. 1Q 2019 EBITDA1, including $19.6 million in respect of FLNG Hilli Episeyo, amounts to $67.0 million. Based on the above Adjusted Net Debt1 amount and annualized1 1Q 2019 EBITDA1, Golar Partners’ Adjusted Net Debt1 to EBITDA1 ratio was 5.9. As of March 31, 2019, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,763 million (including swaps with a notional value of $400.0 million in connection with the Partnership’s bonds and $447 million in respect of Hilli Episeyo) representing approximately 103% of total debt and capital lease obligations, including assumed debt in respect of Hilli Episeyo, net of long-term restricted cash.
The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.2% with an average remaining period to maturity of approximately 4.4 years as of March 31, 2019.
Inclusive of Hilli Episeyo related debt, outstanding bank debt as of March 31, 2019 was $1,333.8 million, which had average margins, in addition to LIBOR, of approximately 2.19%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%. The 2020 maturing $150.0 million Norwegian USD bond represents the Partnership's next scheduled debt maturity and extensive work has been initiated to refinance this.
Corporate and Other Matters

As of March 31, 2019, there were 70,891,755 common and general partner units outstanding in the Partnership. Of these, 22,662,977, including 1,436,391 general partner units, were owned by Golar, representing a 32% interest in the Partnership.

On April 24, 2019, Golar Partners declared a distribution for the first quarter of $0.4042 per unit. This distribution was paid on May 14, 2019 to common and general partner unitholders of record on May 7, 2019. The distribution was paid on total units of 70,891,755.

A cash distribution of $0.546875 per Series A preferred unit for the period covering 15 February through to 14 May was also declared. This was paid on May 15, 2019 to all Series A preferred unitholders of record on May 8, 2019.

Total outstanding options as at March 31, 2019 were 99,000.

1 Refer to 'Appendix A - Non-GAAP financial measures'.
2 Refer to 'Appendix B - Segment Information'

Outlook
Distribution coverage1 for 1Q each year is typically low as a result of the scheduled Golar Igloo winter downtime. Despite more volatile near-term earnings in respect of carriers Golar Maria and Golar Mazo, a full quarter's contribution to EBITDA1 from both FSRU Golar Igloo and FSRU Golar Freeze is expected to result in solid improvements to both 2Q distribution coverage and the Adjusted Net Debt1 to EBITDA1 ratio. Golar Partners' May 2020 maturing $150 million bond continues to trade at close to par. Subject to market conditions it is the Partnership's ambition to refinance this before the debt is reported as current. With a view to reducing the amount of refinancing required in 2021, work to extend some of the 2021 maturing debt has also been initiated.

FSRU Golar Freeze is now earning revenue at an FSRU rate, initially expected to generate annual EBITDA1 of approximately $18 million. The Partnership is confident that the charterer will secure additional customers in the region over time that will utilize additional regas capacity that will in turn allow the FSRU to command a higher daily rate. Modification works initiated in 1Q to increase the regas capacity of the FSRU Golar Igloo to meet increasing peak demand in Kuwait are scheduled to complete during the next winter downtime period. The Partnership believes that this investment will place it in a strong position to bid for further contract extensions with KNPC.

From April the world's third largest market for LNG, Korea, has lowered import taxes on LNG used for power production by 75% whilst simultaneously increasing taxes on thermal coal by 28%. The level of interest in new LNG offtake agreements despite current low prices also demonstrates the confidence in gas as a transition fuel that will replace more polluting fuels including coal, diesel and heavy fuel oil. New LNG infrastructure including floating liquefaction, FSRUs and shipping will therefore be in high demand over the years ahead. Golar, having carved out a unique niche within the FLNG and LNG to power sectors is well placed to add additional 20+ year contracts to those it already has. Although these represent ideal candidates for dropdown to an MLP, it remains the case that even with a balanced capital structure the Partnership will continue to depend on a stronger equity currency for such acquisitions to be accretive.

Organic growth is however possible. Golar Power is making good progress on a number of Brazilian projects, one of which could potentially utilize the Golar Spirit. Golar Power and the Partnership will work to jointly develop projects that require an FSRU currently owned by the Partnership. The Partnership's current distribution level assumes no contribution from this laid up FSRU. Golar is also in discussions with field operator Perenco with respect to the logistics and timing of increasing both utilization and potentially materially increasing the overall duration of FLNG Hilli Episeyo's contract term. The contemplated increase in term would materially benefit the Partnership. In the event that both trains are fully utilized without accelerating production of the existing resource, Golar Partners will also receive 5% of any additional earnings, reducing to 2.5% of additional earnings in the event that only train 3 is contracted. Growth of the Partnership is not therefore dependent on acquisitions alone.

1 Refer to 'Appendix A - Non-GAAP financial measures'.
2 Refer to 'Appendix B - Segment Information'

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers following the termination or expiration of their time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	our ability to maintain cash distributions on our units and the amount of any such distributions;

•
market trends in the FSRU, LNG carrier and floating liquefied natural gas vessel (“FLNG”) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

•	the ability of Golar LNG Limited (“Golar”) and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to realize the expected benefits from the Jamaica FSRU Project;

•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:

•	the future share of earnings relating to the Hilli, which is accounted for under the equity method;

•
the ability of Golar to increase the utilization under, and term of, the liquefaction tolling agreement for the Hilli Episeyo and the benefits that may accrue to us as the result of any such modifications;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in commodity prices;

•	the liquidity and creditworthiness of our charterers;

•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;

•	our future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our and Golar's ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charters;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar and Golar Power Limited (“Golar Power”) in the LNG industry;

•	the ability of Golar Power and us to work together to develop projects requiring our FSRUs;

•	our ability to purchase vessels from Golar and Golar Power in the future;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	challenges by authorities to the tax benefits we previously obtained;

•	estimated future maintenance and replacement capital expenditures;

•	our and Golar's ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

May 21, 2019
Golar LNG Partners L.P.
Hamilton, Bermuda
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo - Chief Executive and Chief Financial Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2019	2018	2018	2018
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited

Time charter revenues	69,910	80,003	74,214	346,650
Total operating revenues	69,910	80,003	74,214	346,650
Vessel operating expenses	(16,810)	(15,869)	(16,360)	(65,247)
Voyage and commission expenses	(1,858)	(3,981)	(2,887)	(11,222)
Administrative expenses	(3,866)	(4,669)	(3,252)	(14,809)
Depreciation and amortization	(21,440)	(23,641)	(25,649)	(98,812)
Total operating expenses	(43,974)	(48,160)	(48,148)	(190,090)

Operating income	25,936	31,843	26,066	156,560

Other non-operating income	—	213	—	449

Financial income / (expenses)
Interest income	1,075	991	3,482	8,950
Interest expense	(20,777)	(20,971)	(20,314)	(80,650)
(Losses)/gains on derivative instruments (1)	(13,967)	(26,168)	10,235	8,106
Other financial items, net (1)	(530)	523	(644)	(592)
Net financial expenses	(34,199)	(45,625)	(7,241)	(64,186)

(Loss)/income before tax, earnings of affiliate and non-controlling interests	(8,263)	(13,569)	18,825	92,823
Tax	(5,289)	(4,527)	(3,923)	(17,465)
Equity in net income of affiliate	265	1,261	—	1,190

Net (loss)/income	(13,287)	(16,835)	14,902	76,548
Net income attributable to non-controlling interests	(1,711)	(2,134)	(147)	(3,358)
Net (loss)/income attributable to Golar LNG Partners LP Owners	(14,998)	(18,969)	14,755	73,190

Weighted average units outstanding (in thousands of units):
General partner units	1,436	1,436	1,432	1,435
Preference units	5,520	5,520	5,520	5,520
Common units	69,455	69,829	70,173	69,944
(1) With effect from the three months ended September 30, 2018, we presented a new line item, "(Losses)/gains on derivative instruments", which relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" on the face of the statements of operations along with our general finance costs. This presentation change has been retrospectively adjusted in prior periods.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

	At March 31,	At December 31,
	2019	2018
(in thousands of $)	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	74,412	96,648
Restricted cash and short-term deposits	43,043	31,330
Other current assets	25,299	34,520
Amount due from related parties	4,412	—
Inventories	2,342	2,031
Total Current Assets	149,508	164,529
Non-current
Restricted cash	140,621	141,114
Investment in affiliate	203,448	206,180
Vessels and equipment, net	1,526,934	1,535,757
Vessel under capital lease, net	113,142	114,711
Intangible assets, net	57,879	60,369
Other non-current assets	11,241	18,157
Total Assets	2,202,773	2,240,817

LIABILITIES AND EQUITY
Current
Current portion of long-term debt	76,553	75,451
Current portion of obligation under capital lease	1,676	1,564
Amount due to related parties	—	1,237
Other current liabilities	57,419	57,855
Total Current Liabilities	135,648	136,107
Non-current
Long-term debt	1,200,754	1,196,899
Obligation under capital lease	120,255	118,119
Other non-current liabilities	31,500	30,175
Total Liabilities	1,488,157	1,481,300

Equity
Partners' capital	633,003	679,615
Non-controlling interests	81,613	79,902

Total Liabilities and Equity	2,202,773	2,240,817

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands of $)	2019	2018	2018	2018
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
OPERATING ACTIVITIES
Net (loss)/income	(13,287)	(16,835)	14,902	76,548
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	21,440	23,641	25,649	98,812
Equity in net income of affiliate	(265)	(1,262)	—	(1,190)
Movement in deferred tax liability	2,036	402	440	1,728
Amortization of deferred charges and debt guarantee	680	1,180	2,580	7,154
Drydocking expenditure	(8,536)	(13,495)	(3,207)	(25,522)
Foreign exchange losses/(gain)	807	(324)	262	(995)
Unit options expense	59	60	58	234
Dividends received from affiliates	265	1,191	—	1,191
Interest element included in obligation under capital lease, net	(26)	(21)	39	(55)
Change in market value of derivatives (1)	16,484	27,499	(10,668)	(5,921)
Change in assets and liabilities:
Trade accounts receivable	8,977	17,001	10,229	(9,730)
Inventories	(311)	1,010	(119)	1,475
Other current assets and other non-current assets (1)	(220)	917	92	3,906
Amount due to/(from) related parties	3,218	2,464	1,252	(319)
Trade accounts payable	(3,856)	(483)	(2,825)	(3,610)
Accrued expenses	5,522	(2,461)	(6,819)	(6,566)
Other current liabilities (1)	(4,426)	3,200	(3,668)	26
Net cash provided by operating activities	28,561	43,684	28,197	137,166

INVESTING ACTIVITIES
Additions to vessels and equipment	(6,315)	(4,418)	(1,673)	(10,735)
Dividends received from affiliates	3,371	755	—	755
Acquisition of Hilli Common Units	(10,296)	(9,652)	—	(9,652)
Net cash used in investing activities	(13,240)	(13,315)	(1,673)	(19,632)

FINANCING ACTIVITIES
Proceeds from debt	25,000	50,000	1,419	51,419
Repayments of debt	(21,251)	(21,319)	(91,575)	(155,902)
Repayments of obligation under capital lease	(384)	(319)	(317)	(1,286)
Advances from related party in relation with lease security deposit	146	152	164	633
Proceeds from issuances of equity, net of issue costs	—	—	13,854	13,854
Common units buy-back and cancelled	—	(4,503)	(8,003)	(13,980)
Cash distributions paid	(31,673)	(31,834)	(45,000)	(165,250)
Financing costs paid	—	—	(1,699)	(1,699)
Net cash used in financing activities	(28,162)	(7,823)	(131,157)	(272,211)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,825	(2,273)	4,490	(6,118)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(11,016)	20,273	(100,143)	(160,795)
Cash, cash equivalents and restricted cash at beginning of period	269,092	248,819	429,887	429,887
Cash, cash equivalents and restricted cash at end of period	258,076	269,092	329,744	269,092

(1)With effect from the quarter ended September 30, 2018, we presented a new line item in the statement of cash flows, "Change in market value of derivatives", which relates to the movement of our derivative instruments. Previously, these items were presented within "Change in assets and liabilities" in the statement of cash flow. This presentation change has been retrospectively adjusted in prior periods.

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS
Distributable Cash Flow (“DCF”)
Distributable cash flow represents total EBITDA adjusted for the cash components of interest, derivatives, tax and earnings from affiliates. We also include an adjustment for maintenance and replacement expenditures (including dry docking). Maintenance and replacement capital expenditures includes expenditure on dry-docking. This represent the Partnership's capital expenditures required to maintain the long-term operating capacity of the Partnerships' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The table below reconciles distributable cash flow to net income before non-controlling interests, the most directly comparable U.S. GAAP measure and the computation of coverage ratio.

(in thousands)	Three months ended March 31, 2019	Three months ended December 31, 2018
Total Segment EBITDA	66,953	76,695
Other non-operating income	—	213
Interest income	1,075	991
Interest expense (excluding amortization of deferred charges)	(19,558)	(19,287)
Other cash financial items	2,255	1,027
Current income tax charge	(3,253)	(4,124)
Deferred income	10,202	10,428
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	(14,262)	(15,676)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(1,610)	(2,045)
Unrealized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,962)	(10,780)
Distributions relating to preferred units	(3,019)	(3,019)
Distributable cash flow	28,821	34,423
Depreciation and amortization	(21,440)	(23,641)
Unrealized loss from interest rate derivatives	(16,484)	(27,499)
Unrealized foreign exchange (losses)/gain	(807)	324
Amortization of deferred charges and debt guarantee	(680)	(1,181)
Deferred income	(10,202)	(10,428)
Movement in deferred tax liability	(2,036)	(403)
Distributions relating to preferred units	3,019	3,019
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	14,262	15,676
Realized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,350)	(9,170)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	1,610	2,045
Net loss	(13,287)	(16,835)
Distributions declared:
Common unitholders	28,073	28,074
General partner	581	581
Sub-total	28,654	28,655
Distribution coverage ratio	1.01	1.20
1 The estimated capital expenditure relating to the Partnership's share of equity accounted affiliate was $1.6 million and $1.5 million for the three months ended March 31, 2019 and December 31, 2018, respectively.

Total Segment EBITDA
Total Segment EBITDA is the total EBITDA of our operating segments. This is used as a supplemental financial measure by management and investors to assess the Partnership’s total financial and operating performance. Management believes that it assists management and investors by increasing comparability of its total performance from period to period and against the performance of other companies. Total Segment EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other performance measure presented in accordance with US GAAP. The following table reconciles Total Segment EBITDA to Net Income.

(in thousands of $)	Three months ended March 31, 2019	Three months ended December 31, 2018	Three months ended March 31, 2018
Net (loss)/income	(13,287)	(16,835)	14,902
Depreciation and amortization	21,440	23,641	25,649
Other non-operating income	—	(213)	—
Interest income	(1,075)	(991)	(3,482)
Interest expense	20,777	20,971	20,314
Losses/(gains) on derivative instruments	16,484	26,168	(10,235)
Other financial items, net	(1,987)	(523)	644
Income taxes	5,289	4,527	3,923
Equity in net earnings/(losses) of affiliate	(265)	(1,261)	—
FLNG's EBITDA (see appendix B)	19,577	21,211	—
Total Segment EBITDA	66,953	76,695	51,715

Annualized Segment EBITDA
Annualized Segment EBITDA is Total Segment EBITDA for the quarter multiplied by four. Management believes that this is a useful performance metric as it includes a full year of FLNG EBITDA. Annualized Segment EBITDA is a non-GAAP measure and should not be considered as an alternative to net income or any other performance measure presented in accordance with US GAAP.

Adjusted Net Debt

Adjusted Net Debt includes short and long term third party borrowings (inclusive of our proportionate share of Hilli LLC’s debt) and our obligations under our capital leases offset by cash, cash equivalents and restricted cash.

Adjusted Net Debt is a non-GAAP financial measure used by investors to measure our performance and should not be considered as an alternative to any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The Partnership believes that Adjusted Net Debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains. We provide a ratio of Adjusted Net Debt to Annualized Segment EBITDA to enable our investors to understand better our liquidity position and our ability to service our debt obligations.

	At March 31,	At December 31,	At March 31,
(in thousands of $)	2019	2018	2018
Net Debt	1,141,162	1,122,941	1,084,532
Share of Hilli's sale and leaseback debt	447,000	455,250	—
Adjusted Net Debt	1,588,162	1,578,191	1,084,532

Adjusted Net Debt to Annualized Segment EBITDA	5.9	5.1	5.2

Adjusted Interest Income and Expense

Adjusted interest income relates to interest income on cash deposits while adjusted interest expenses relates to interest expenses on short and long-term third party borrowings and our obligations under our capital leases. Management also includes our proportionate share of the Hilli's interest income and expenses.

Adjusted interest income and expenses is a non-GAAP financial measure and should not be considered as an alternative to any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The Partnership believes that Adjusted interest income and expenses assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry.

(in thousands of $)	Three months ended March 31, 2019	Three months ended December 31, 2018	Three months ended March 31, 2018
Interest income	1,075	991	3,482
Share of Hilli's interest income	248	266	—
Adjusted interest income	1,323	1,257	3,482

Interest expense	(20,777)	(20,971)	(20,314)
Share of Hilli's interest expense	(8,215)	(8,699)	—
Adjusted interest expense	(28,992)	(29,670)	(20,314)

APPENDIX B - SEGMENT INFORMATION

	Q1 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	53,405	16,505	26,018	95,928	(26,018)	69,910
Voyage and commission expenses	(1,124)	(734)	(180)	(2,038)	180	(1,858)
Vessel operating expenses	(11,793)	(5,017)	(5,953)	(22,763)	5,953	(16,810)
Administrative expenses	(2,377)	(1,489)	(308)	(4,174)	308	(3,866)
EBITDA	38,111	9,265	19,577	66,953	(19,577)	47,376

	Q4 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	62,519	17,484	26,018	106,021	(26,018)	80,003
Voyage and commission expenses/(income)	(3,240)	(741)	221	(3,760)	(221)	(3,981)
Vessel operating expenses	(9,981)	(5,888)	(4,785)	(20,654)	4,785	(15,869)
Administrative expenses	(2,905)	(1,764)	(243)	(4,912)	243	(4,669)
EBITDA	46,393	9,091	21,211	76,695	(21,211)	55,484

	Q1 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	62,547	11,667	—	74,214	—	74,214
Voyage and commission expenses	(1,517)	(1,370)	—	(2,887)	—	(2,887)
Vessel operating expenses	(11,080)	(5,280)	—	(16,360)	—	(16,360)
Administrative expenses	(2,001)	(1,251)	—	(3,252)	—	(3,252)
EBITDA	47,949	3,766	—	51,715	—	51,715
* Relates to the attributable earnings of our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.
** Eliminations reverses the earnings attributable to our investment in Hilli LLC to reflect the amounts reported in the consolidated income statement. The earnings attributable to our investment in Hilli LLC is included in the equity in net profit/(losses) of affiliate on the consolidated income statement.